Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

November 13, 2019

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C.  20549

Re:                             Vericel Corporation
Form 10-K for the Fiscal Year Ended December 31, 2018

Filed February 26, 2019

Form 10-Q Filed for the Quarterly Period Ended June 30, 2019
Exhibit No. 10.9

Filed August 6, 2019
File No. 001-35280

Ladies and Gentlemen:

This letter is being submitted on behalf of Vericel Corporation (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 that was filed on February 26, 2019 (the “Annual Report”) and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019 that was filed on August 6, 2019 (the “Quarterly Report”), as set forth in your letter dated November 4, 2019 addressed to Gerard Michel, Principal Financial Officer of the Company (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Annual Report or Quarterly Report, as applicable.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Form 10-Q for the Quarterly Period Ended June 30, 2019

Notes to Condensed Consolidated Financial Statements

12. NexoBrid License and Supply Agreements, page 18

1.              You disclose that you will pay MediWound tiered royalties on net sales ranging from high single-digit to low double-digit percentages, subject to customary reductions. Please revise your disclosure in future filings to disclose a royalty rate or range that does not exceed a 10 point range.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that it will update its disclosure in future filings to refer to the tiered royalties that it will pay MediWound on net sales as ranging from “mid-high single-digit to mid-teen percentages”.

*     *     *

If you require additional information, please telephone the undersigned at (212) 459-7238.

Sincerely,

/s/ Sarah Ashfaq, Esq.

Sarah Ashfaq, Esq.

cc:                                Gerard Michel, Vericel Corporation

Sean Flynn, Vericel Corporation